EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Wells Fargo & Company:

We consent to the use in the Registration Statement on Form S-8 dated November 20, 2014 of Wells Fargo & Company, related to the Wells Fargo & Company Supplemental 401(k) Plan, of our reports dated February 26, 2014, with respect to the consolidated balance sheets of Wells Fargo & Company and Subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference.

/s/ KPMG LLP

San Francisco, California
November 20, 2014